May 12, 2005

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:   LXU Healthcare, Inc.
Form 10-K for the year ended June 30, 2004

Dear Mr. Gordon:

The purpose of this letter is to respond to your letter dated April 22, 2005 addressed to the undersigned Chief Operating Officer and Chief Financial Officer of LXU Healthcare, Inc. (the “Company”), related to the Company’s Annual Report on Form 10-K for the year ended June 30, 2004. We appreciated the extension of the deadline for filing our response pursuant to the telephone communication between Paul Mattaini of Barley Snyder, our legal counsel, and Julie Sherman on April 26, 2005. To assist you in reviewing our response, we will precede each response below with the text comment set forth in your letter of April 22, 2005.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition - Page F-10

1.	Comment: We note your response to our prior comment 5 and understand that the training and any additional services provided to customers by sales representatives are part of the marketing and sales process and are not separate or discrete earnings events. In addition, we noted that you state any additional services are provided at your option and the company has no contractual obligation. Please clarify the following for us:

•	Tell us if any customers are charged for any training or additional services. Tell us how you account for such revenue and at what point in the earnings process the revenue is recognized.
•	Quantify for us the amount of revenue the company earns through provided services in total, regardless of whether the services are provided in conjunction with the product sale or through the sales and marketing process, at your option or the customers.
•	Tell us if these additional services have any value to the customer on a standalone basis.
•	Lastly, tell us if there is an objective and reliable evidence of the fair value of the services.

We refer you to paragraph 9 of EITF 00-21.

Mr. Shaun McMeans
LXU Healthcare, Inc.

Response:

The only service revenues we earn are commission revenues on agency sales for certain manufacturers. These are generally approximately 5 percent of our total revenues, and are separately reported on the income statement as service revenues. Regarding any other services we provide, we provide only instruction as to proper use of purchased equipment, and our customers are not charged for this instruction or any other type of additional services. We earn no revenue for any services provided to customers; thus we do not meet the criteria of paragraph 9 of EITF 00-21 relating to separate units of accounting.

We note that paragraph 9 a. of EITF 00-21 states that “That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis”. The training services we provide are for specific manufacturer products that we are offering for sale. The training provided demonstrates the use and potential benefit of our products. The training for these products is not sold separately by any vendor we are aware of, and has no resale value. The Company believes that if we did not provide this service to our customers, they could obtain it at no charge from the manufacturers of the products.

As noted above, as the Company does not separately charge for the training services, and we believe, based on our knowledge of the industry, that our customers would not pay for the training since they could obtain it from the manufacturer at no charge. We believe that, consistent with the description in paragraph 16 of EITF 00-21, there is no objective and reliable evidence of the fair value of these services.

Note 8 Preferred Stock - Page F-17

2.   Comment: We note your response to our prior comment 8. Please clarify for us how the Company determined that the Series G stock actually contained an embedded derivative that would be accounted for in accordance with SFAS 133. In addition, clarify how all of the criteria in paragraph 12 of SFAS 133 were met.

Response: The Company has determined that the conversion feature on the Company’s Series G Stock represents an embedded derivative that should have been separated from the preferred stock. The Company has valued the embedded derivative using the Black-Scholes model and determined that it had no value at the date of issuance, because the fair value of the Company’s common stock was less than $.01 per share. Regarding the determination that the conversion feature was an embedded derivative, Paragraph 12 of SFAS 133 states:

“Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6-9), such as bonds, insurance policies, and leases, may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract (“the host contract”)

Shaun McMeans
LXU Healthcare, Inc.

is that some or all of the cash flows or other exchanges that otherwise would be required by the contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

b.	The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)”

The first condition that must be met in order for an embedded derivative to be bifurcated is to determine whether the feature is clearly and closely related to the host contract. The Series G Stock is more akin to a creditor interest rather than a residual interest. That is, the redemption feature that allows the investor to put (redeem) the preferred stock, after the passage of time, would result in the determination that the Series G Stock is a debt host. Paragraph 61(l) of FASB 133 indicates that cumulative preferred stock is more akin to an equity instrument.

Since the host is considered a debt host and the conversion option would be considered an equity interest (since the conversion option is indexed to the Company’s common stock), the conversion option would not be considered clearly and closely related to the debt host, and consequently, paragraph 12a is met.

Regarding 12b, pursuant to EITF D-98, the Series G Stock would be classified as temporary equity and would not be remeasured at fair value. Therefore, we concluded that 12b was met.

Regarding 12c, we evaluated whether the embedded conversion feature, if analyzed on a freestanding basis, met the definition of a derivative as outlined in paragraphs 6-9 of SFAS No. 133. The conversion option, on a freestanding basis, has an underlying, notional amount, and an initial net investment that is smaller than would be required for other types of contracts. We further evaluated whether the conversion option would meet the scope exception in SFAS 133 paragraph 11a.

Shaun McMeans
LXU Healthcare, Inc.

We concluded that, while the contract was indexed to our own stock, it would not qualify for classification in stockholders equity under EITF 00-19, paragraph 8; since the holder of the instrument can require net settlement, it would not qualify for equity classification. We believe that because the conversion option can be net settled through the redemption of the Series G Stock at the option of the holder after a period of time, that it would permit net settlement. Therefore we concluded that 12C was met.

Because the embedded conversion option meets the criteria of paragraph 12 of SFAS 133, and does not meet the scope exception in paragraph 11a, we concluded that the conversion option was an embedded derivative that required bifurcation.

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We appreciate you bringing these matters to our attention. Please do not hesitate to call me at (520) 512-1100 if you have further questions or you would like to review any responses provided in this letter.

Sincerely,

Shaun McMeans
Chief Financial Officer and Chief Operating Officer